02-5705

02 MAR -5 AM 8:14

02015714

Our ref.: 01/881

21 February 2002

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

SUPPL

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

HALF YEARLY REPORT – ACCOUNTS AND MEDIA RELEASE

Following are CSL's Half Yearly Report (Appendix 4B), Statements of Financial Performance and Position, Statement of Cash Flows and Notes to the Financial Statements as at 31 December, 2001, Directors' Report and Declaration, Independent Review Report, ASX Lodgement Form 1001 and a Media Release announcing the results.

Yours faithfully

Peter Turvey
COMPANY SECRETARY

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Enc

Phone: +61 3 9389 1402 CSL Limited (ABN 99 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia
E-mail: Peter_Turvey@csl.com.au

Rules 4.1, 4.3

82-3785

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

CSL LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
99 051 588 348	✓		Half year ended 31 December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up/~~down~~	73.4%	to	595,591
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/~~down~~	107.7%	to	77,559
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/~~down~~	111.1%	to	57,541
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	111.1%	to	57,541

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	12¢	12¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	9¢	9¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	5 April 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

NONE

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	595,591	343,467
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(503,610)	(294,261)
1.3	Borrowing costs	(18,578)	(11,119)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**73,403**	**38,087**
1.6	**Income tax on ordinary activities *(see note 4)***	(15,862)	(10,834)
1.7	**Profit (loss) from ordinary activities after tax**	**57,541**	**27,253**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**57,541**	**27,253**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**57,541**	**27,253**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	205,148	165,881
1.13	Net profit (loss) attributable to members (*item 1.11*)	57,541	27,253
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(20,504)	(13,527)
1.17	**Retained profits (accumulated losses) at end of financial period**	**242,185**	**179,607**

Profit restated to exclude amortisation of goodwill

		Current period - $A'000	Previous corresponding period - $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	77,559	37,329
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**77,559**	**37,329**

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	57,541	27,253
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**57,541**	**27,253**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period - $A'000	Previous corresponding period - $A'000
1.24	**Details of revenue and expenses**		
	Sales Revenue	589,805	335,389
	Interest revenue	3,412	5,113
	Other revenue (details if material)		
	Proceeds from sale of non-current assets	364	65
	Other revenue	2,010	2,900
	Total Revenue	**595,591**	**343,467**
	Cost of sales	(336,598)	(181,465)
	Research and development expenses	(49,003)	(32,057)
	Selling and marketing expenses	(38,737)	(32,460)
	General and administrative expenses	(51,689)	(36,764)
	Other specific relevant (includes Goodwill amort)	(27,583)	(11,515)
	Total Expenses (excluding Borrowing costs)	**(503,610)**	**(294,261)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	24,090	(4,072)	-	20,018
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**24,090**	**(4,072)**	**-**	**20,018**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)		
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

Income tax expense *(refer item 1.6)*	Current year - $A'000	Previous year - $A'000
The aggregate amount of income tax attributable to the financial periods differs by more than 15% from the amount calculated on the operating profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	73,403	38,087
Income tax calculated at 30% (2001: 34%)	22,021	12,950
Tax effect of permanent differences		
Building depreciation	180	168
Reduction in tax arising from the tax incentive for R&D	(1,413)	(1,370)
Reduction in tax arising from equity raising costs claim	(452)	-
Under/(over) provision in previous year	(900)	(143)
Other non-allowable/assessable items	1,112	216
Restatement of deferred tax balances due to change in tax rate	-	(394)
Effects of lower rates of tax on overseas income	(4,686)	(593)
Income tax expense	**15,862**	**10,834**

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	36,338	117,565	71,382
4.2	Receivables	198,301	162,058	112,042
4.3	Investments	-	-	-
4.4	Inventories	448,170	281,972	297,299
4.5	Other (provide details if material)			
	Prepayments	8,431	7,620	3,832
4.6	**Total current assets**	**691,240**	**569,215**	**484,555**
	Non-current assets			
4.7	Receivables	2,846	2,824	3,498
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	2,770	5,940	5,495
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	552,369	507,898	540,246
4.14	Intangibles (net)	966,164	672,330	679,436
4.15	Other (provide details if material)			
	Tax assets	16,734	13,603	12,785
4.16	**Total non-current assets**	**1,540,883**	**1,202,595**	**1,241,460**
4.17	**Total assets**	**2,232,123**	**1,771,810**	**1,726,015**
	Current liabilities			
4.18	Payables	185,285	141,417	111,416
4.19	Interest bearing liabilities	73,612	59,231	43,734
4.20	Provisions	103,422	73,177	87,653
4.21	Other (provide details if material)			
	Tax liabilities	10,780	7,365	9,067
4.22	**Total current liabilities**	**373,099**	**281,190**	**251,870**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	544,169	567,823	581,369
4.25	Provisions	29,926	29,926	31,498
4.26	Other (provide details if material)			
	Tax liabilities	19,570	16,913	12,197
4.27	**Total non-current liabilities**	**593,665**	**614,662**	**625,064**
4.28	**Total liabilities**	**966,764**	**895,852**	**876,934**
4.29	**Net assets**	**1,265,359**	**875,958**	**849,081**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	923,235	596,407	595,967
4.31	Reserves	99,939	74,403	73,507
4.32	Retained profits (accumulated losses)	242,185	205,148	179,607
4.33	**Equity attributable to members of the parent entity**	**1,265,359**	**875,958**	**849,081**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**1,265,359**	**875,958**	**849,081**

4.36	Preference capital included as part of 4.33	-	-	-

Contributed equity *(refer item 4.30)*	$A'000
Movements in contributed equity for the period ended 31 December 2001:	
Issued and paid up capital at 30 June 2001	596,407
Issued under equity placement	330,000
Less expenses relating to equity placement	(7,790)
Issued to employees through participation in	
SESOP and SESOP II	4,290
GESOP	328
Contributed equity at 31 December 2001	**923,235**

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

+ See chapter 19 for defined terms.

82-3785

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	553,080	347,748
7.2	Payments to suppliers and employees	(520,422)	(282,990)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	3,458	6,003
7.6	Interest and other costs of finance paid	(30,042)	(7,764)
7.7	Income taxes paid	(8,333)	(15,716)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(2,259)**	**47,281**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(36,889)	(27,286)
7.11	Proceeds from sale of property, plant and equipment	364	65
7.12	Payment for purchases of equity investments	(323)	(499)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	Payment for purchase of business / controlled entity	(309,337)	(911,749)
	Payment for restructuring of business	(1,480)	-
7.17	**Net investing cash flows**	**(347,665)**	**(939,469)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	326,828	4,646
7.19	Proceeds from borrowings	9,740	560,841
7.20	Repayment of borrowings	(42,656)	-
7.21	Dividends paid	(26,937)	(22,422)
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**266,975**	**543,065**
7.24	**Net increase (decrease) in cash held**	**(82,949)**	**(349,123)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	109,489	414,895
7.26	Exchange rate adjustments to item 7.25.	2,259	455
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**28,799**	**66,227**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NONE

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	20,338	26,709
8.2 Deposits at call	16,000	44,673
8.3 Bank overdraft	(7,539)	(5,155)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**28,799**	**66,227**

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	12.3%	11.1%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9) as a percentage of equity (similarly attributable)* at the end of the period (*item 4.33*)	4.5%	3.2%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	36.4 cents	18.3 cents
(b) Diluted EPS (if materially different from (a))	35.9 cents	18.1 cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	158,163,805	149,234,839

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$1.91	$1.13

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	3,412	5,113
12.2	Interest revenue included in item 12.1 but not yet received (if material)	109	200
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	30,971	23,601
12.6	Other specific relevant items not shown in item 1.24 (*see note 15*)	N/A	N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	ZLB Plasma Services
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$A'000 201
13.3	Date from which such profit has been calculated	6 September 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NONE
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

+ See chapter 19 for defined terms.

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

BUSINESS SEGMENT

2001	Human Health $'000	Plasma Services $'000	Biosciences $'000	Animal Health $'000	Elimination $'000	Group $'000
Total revenue	394,409	100,324	71,662	29,599	(403)	595,591
Segment result	50,627	201	5,699	1,014	-	57,541

2000	Human Health $'000	Plasma Services $'000	Biosciences $'000	Animal Health $'000	Elimination $'000	Group $'000
Total revenue	261,858	-	50,571	31,187	(149)	343,467
Segment result	20,972	-	4,180	2,101	-	27,253

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	23 April 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	11 April 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	¢	¢	NIL
15.5	Previous year	17¢	17¢	NIL
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	12¢	12 ¢	NIL
15.7	Previous year	9¢	9¢	NIL

+ See chapter 19 for defined terms.

82-3785

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	NIL	NIL

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	20,504	13,527
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	Total	**20,504**	**13,527**

The +dividend or distribution plans shown below are in operation.

NONE

The last date(s) for receipt of election notices for the +dividend or distribution plans

NOT APPLICABLE

Any other disclosures in relation to dividends (distributions)

Dividend is fully franked at 30%

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities	NONE	NONE		
17.2 Total				
17.3 Other material interests	NONE	NONE		
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	NONE			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	158,415,491	158,415,491		
18.4	Changes during current period (a) Increases through issues				
	SESOP	90,000	90,000	$5.01	$5.01
	SESOP	79,308	79,308	$5.29	$5.29
	SESOP	18,660	18,660	$13.23	$13.23
	SESOP	30,000	30,000	$6.05	$6.05
	SESOP II	78,400	78,400	$11.45	$11.45
	GESOP	8,303	8,303	$39.45	$39.45
	SESOP II	193,566	193,566	$10.82	$10.82
	Share placement	8,250,000	8,250,000	$40.00	$40.00
	(b) Decreases through returns of capital, buybacks	N/A	N/A		
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A		
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

+ See chapter 19 for defined terms.

				Exercise price	Expiry date (if any)
18.7	**Options** *(description and conversion factor)*				
	SESOP	7,000	-	$5.73	Feb 02
	SESOP	30,000	-	$6.05	Apr 02
	SESOP II	300,000	-	$8.93	Nov 04
	SESOP II	92,400	-	$11.45	Mar 05
	SESOP II	129,044	-	$10.82	Jul 05
	SESOP II	893,450	-	$13.23	Jul 06
	SESOP II	85,000	-	$20.84	Nov 06
	SESOP II	60,000	-	$21.01	Feb 07
	SESOP II	18,000	-	$22.22	Feb 07
	SESOP II	200,000	-	$23.07	Feb 07
	SESOP II	939,500	-	$34.04	Aug 07
	SESOP II	82,540	-	$0.01	Nov 07
	SESOP II	866,800	-	$37.54	Jun 08
	SESOP II	115,000	-	$37.54	Aug 08
	SESOP II	243,193	-	$0.01	Oct 08
	SESOP II	153,400	-	$37.54	Aug 08
	SESOP II	170,000	-	$49.31	Jul 08
	SESOP II	5,000	-	$43.51	Aug 08
	SESOP II	91,000	-	$49.94	Dec 08
18.8	Issued during current period				
	SESOP II	115,000	-	$37.54	Aug 08
	SESOP II	243,193	-	$0.01	Oct 08
	SESOP II	153,400	-	$37.54	Aug 08
	SESOP II	170,000	-	$49.31	Jul 08
	SESOP II	5,000	-	$43.51	Aug 08
	SESOP II	91,000	-	$49.94	Dec 08
18.9	Exercised during current period				
	SESOP	90,000	-	$5.01	Jul 01
	SESOP	79,308	-	$5.29	Jul 01
	SESOP II	18,660	-	$13.23	Jul 06
	SESOP	30,000	-	$6.05	Apr 02
	SESOP II	78,400	-	$11.45	Mar 05
	SESOP II	193,566	-	$10.82	Jul 05
18.10	Expired during current period	-	-		
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Comments on significant trends or events during the current period are included in the accompanying press release.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

NONE

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Franking credits of $69,720,729 are expected to be available for distribution.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

NONE

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	NONE
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	NONE

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

+ See chapter 19 for defined terms.

82-3785

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	NONE

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 19 February 2002.
(~~Director~~/Company Secretary)

Print name: PETER TURVEY

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must

+ See chapter 19 for defined terms.

attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

CSL LIMITED AND ITS CONTROLLED ENTITIES
ABN 99 051 588 348
Condensed Statement of Financial Performance
for the half-year ended 31 December 2001

	Note	Consolidated December 2001 $000	Consolidated December 2000 $000
Sales revenue	2	**589,805**	335,389
Cost of sales		**(336,598)**	(181,465)
Gross profit		**253,207**	153,924
Other revenues	2	**5,786**	8,078
Research and development expenses		**(49,003)**	(32,057)
Selling and marketing expenses		**(38,737)**	(32,460)
General and administration expenses		**(51,689)**	(36,764)
Borrowing costs		**(18,578)**	(11,119)
Other expenses		**(27,583)**	(11,515)
Profit from ordinary activities before income tax expense		**73,403**	38,087
Income tax expense relating to ordinary activities	3	**(15,862)**	(10,834)
Profit from ordinary activities after income tax expense		**57,541**	27,253
Net exchange difference on translation of financial report of self-sustaining foreign operations		**26,586**	38,601
Total revenues, expenses and valuation adjustments attributable to members recognised directly in equity		**26,586**	38,601
Total changes in equity other than those resulting from transactions with owners as owners		**84,127**	65,854
Dividends provided for or paid		**20,504**	13,527
Basic earnings per share (cents per share)		**36.4**	18.3
Diluted earnings per share (cents per share)		**35.9**	18.1

The accompanying notes form an integral part of this condensed statement of financial performance.

CSL LIMITED AND ITS CONTROLLED ENTITIES

ABN 99 051 588 348

Condensed Statement of Financial Position as at 31 December 2001

	Note	Consolidated December 2001 $000	June 2001 $000	December 2000 $000
CURRENT ASSETS				
Cash assets		**36,338**	117,565	71,382
Receivables		**198,301**	162,058	112,042
Inventories		**448,170**	281,972	297,299
Other		**8,431**	7,620	3,832
Total Current Assets		**691,240**	569,215	484,555
NON-CURRENT ASSETS				
Receivables		**2,846**	2,824	3,498
Other financial assets		**2,770**	5,940	5,495
Property, plant and equipment		**552,369**	507,898	540,246
Deferred tax assets		**16,734**	13,603	12,785
Intangibles		**966,164**	672,330	679,436
Total Non-Current Assets		**1,540,883**	1,202,595	1,241,460
Total Assets		**2,232,123**	1,771,810	1,726,015
CURRENT LIABILITIES				
Payables		**185,285**	141,417	111,416
Interest bearing liabilities		**73,612**	59,231	43,734
Tax liabilities		**10,780**	7,365	9,067
Other provisions		**103,422**	73,177	87,653
Total Current Liabilities		**373,099**	281,190	251,870
NON-CURRENT LIABILITIES				
Interest bearing liabilities		**544,169**	567,823	581,369
Deferred tax liabilities		**19,570**	16,913	12,197
Other provisions		**29,926**	29,926	31,498
Total Non-Current Liabilities		**593,665**	614,662	625,064
Total Liabilities		**966,764**	895,852	876,934
Net Assets		**1,265,359**	875,958	849,081
EQUITY				
Contributed equity	6	**923,235**	596,407	595,967
Reserves		**99,939**	74,403	73,507
Retained profits		**242,185**	205,148	179,607
Total Equity		**1,265,359**	875,958	849,081

The accompanying notes form an integral part of this condensed statement of financial position.

CSL LIMITED AND ITS CONTROLLED ENTITIES

ABN 99 051 588 348

Condensed Statement of Cash Flows for the half year ended 31 December 2001

	Note	Consolidated	
		December 2001	December 2000
		$000	$000
Cash flows from operating activities			
Receipts from customers		**553,080**	347,748
Payments to suppliers and employees		**(520,422)**	(282,990)
Interest received		**3,458**	6,003
Borrowing costs		**(30,042)**	(7,764)
Income taxes paid		**(8,333)**	(15,716)
Net cash inflow/(outflow) from operating activities		**(2,259)**	47,281
Cash flows from investing activities			
Payments for property, plant and equipment		**(36,889)**	(27,286)
Proceeds from sale of property, plant and equipment		**364**	65
Payments for purchase of businesses/controlled entity	5	**(309,337)**	(911,749)
Payments for restructuring of acquired business		**(1,480)**	-
Payments for other investments		**(323)**	(499)
Net cash (outflow) from investing activities		**(347,665)**	(939,469)
Cash flows from financing activities			
Proceeds from issue of shares		**326,828**	4,646
Proceeds from borrowings		**9,740**	560,841
Repayment of borrowings		**(42,656)**	-
Dividends paid		**(26,937)**	(22,422)
Net cash inflow from financing activities		**266,975**	543,065
Net (decrease) in cash held		**(82,949)**	(349,123)
Cash at beginning of the financial period		**109,489**	414,895
Effects of exchange rates on the balance of cash held in foreign currencies at the beginning of the financial period.		**2,259**	455
Cash at end of period		**28,799**	66,227
Reconciliation of cash			
Cash at the end of the financial period as shown in the condensed statement of cash flows is reconciled as follows:			
Cash on hand		**20,338**	26,709
Cash deposits		**16,000**	44,673
Bank overdraft		**(7,539)**	(5,155)
Cash at end of period		**28,799**	66,227

The accompanying notes form an integral part of this condensed statement of cash flows.

Notes to the half-year financial statements

Note 1. Basis of preparation

These general purpose half-year condensed consolidated financial statements have been prepared for the half year ended 31 December 2001 in accordance with Australian Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group consensus views and other authoritative pronouncements of the Australian Accounting Standards Board. It is recommended that this report should be read in conjunction with the 30 June 2001 Annual Report and any public announcements made by CSL Limited in accordance with the continuous disclosure obligations of the Corporations Act 2001 and Australian Stock Exchange Listing Rules. The notes to the financial statements do not include all information normally contained within the notes to an annual financial report.

The accounting policies used are consistent with those applied in the 30 June 2001 Annual Report. These financial statements have been prepared in accordance with the historical cost convention.

(a) Prior year comparatives

Prior year comparatives have been amended where necessary to enable comparison and to reflect financial reporting changes arising from the application of AASB 1018 Statement of Financial Performance, AASB 1034 Financial Report Presentation and Disclosures, AASB 1040 Statement of Financial Position, revised AASB 1041 Revaluation of Non-Current Assets, AASB 1027 Earnings Per Share, and AASB 1005 Segment Reporting.

	Consolidated	
Note 2. Profit from ordinary activities	**December 2001 $000**	December 2000 $000
Profit from ordinary activities before income tax expense is arrived at after crediting the following revenues:		
Sales revenue	**589,805**	335,389
Other revenues:		
Interest from other persons	**3,412**	5,113
Proceeds from sale of non-current assets	**364**	65
Other revenue items	**2,010**	2,900
Total other revenues	**5,786**	8,078
Total revenues	**595,591**	343,467
Profit from ordinary activities before income tax expense is arrived at after charging the following expenses:		
Goodwill amortisation	**24,090**	11,515
Depreciation	**30,646**	23,428
Amortisation of leasehold assets	**325**	173
Writedown of investments	**3,493**	-
Interest paid or payable to other persons	**18,578**	11,119

CSL LIMITED AND ITS CONTROLLED ENTITIES
ABN 99 051 588 348
Notes to the half-year financial statements

Note 3. Income tax	Consolidated December 2001 $000	Consolidated December 2000 $000
The aggregate amount of income tax attributable to the financial period differs by more than 15% from the amount calculated on the operating profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	**73,403**	38,087
Income tax calculated at 30% (2000: 34%)	**22,021**	12,950
Tax effect of permanent differences		
Building depreciation	**180**	168
Reduction in tax arising from the tax incentive for R&D	**(1,413)**	(1,370)
Reduction in tax arising from equity raising costs claim	**(452)**	-
Under/(over) provision in previous year	**(900)**	(143)
Restatement of deferred tax balances due to change in tax rate	**-**	(394)
Effects of lower rates of tax on overseas income	**(4,686)**	(593)
Other non-allowable/assessable items	**1,112**	216
Income tax expense	**15,862**	10,834

Note 4. Business segments

December 2001	**Human Health $000**	**Plasma Services $000**	**Biosciences $000**	**Animal Health $000**	**Elimination $000**	**Group $000**
Total revenue	**394,409**	**100,324**	**71,662**	**29,599**	**(403)**	**595,591**
Segment result	**50,627**	**201**	**5,699**	**1,014**	**-**	**57,541**

December 2000	Human Health $000	Plasma Services $000	Biosciences $000	Animal Health $000	Elimination $000	Group $000
Total revenue	261,858	-	50,571	31,187	(149)	343,467
Segment result	20,972	-	4,180	2,101	-	27,253

Note 5. Changes in the composition of the entity

Businesses acquired

The following investments in operating assets were acquired by the consolidated entity at the dates stated and their operating results have been included in the Condensed Statement of Financial Performance from the relevant dates.

On 6 September 2001, the consolidated entity acquired the plasma collection assets of Nabi. The operating assets have been acquired by ZLB Bioplasma Inc, a US subsidiary of CSL Limited and are included in the Condensed Statement of Financial Position since the date of acquisition.

On 31 August 2000, the consolidated entity acquired the plasma fractionation assets of Zentrallaboratorium Blutspendedienst.
The operating assets have been acquired by ZLB Bioplasma AG, a Swiss subsidiary of CSL Limited and are included in the Condensed Statement of Financial Position since the date of acquisition.

	Consolidated	
	December 2001	December 2000
Entity and consideration given	$000	$000
Nabi:		
Cash	**316,891**	-
Zentrallaboratorium Blutspendedienst:		
Cash	-	764,918
Vendor note	-	193,444
Total Consideration	**316,891**	958,362
Fair value of net assets acquired		
Goodwill *	**260,089**	628,258
Property, plant and equipment	**26,897**	199,276
Inventories	**25,697**	120,177
Prepayments	**1,640**	1,262
Receivables	-	42,640
Other assets	-	7,050
Deffered tax assets	**4,586**	-
Payables	**(2,570)**	(37,110)
Provisions	**(323)**	(3,191)
	316,016	958,362
Cash outflow on acquisition of operating assets		
Cash consideration	**316,891**	958,362
Less		
- Cash acquired	**(875)**	-
- Cash payable	**(6,679)**	(46,613)
Cash Outflow	**309,337**	911,749

*Goodwill for the half-year 31 December 2001 includes $5.1 million for restructuring of ZLB Bioplasma Inc.

Note 6. Contributed equity

Movements in the contributed equity for the six months ended 31 December 2001	December 2001 $000
Issued and paid up capital at 30 June 2001	596,407
Issued under equity placement	330,000
Less expenses relating to equity placement	(7,790)
Issued to employees through participation in	
SESOP and SESOP II	4,290
GESOP	328
Contributed equity at 31 December 2001	923,235
Number of shares issued at 31 December 2001	158,415,491

Note 7. Contingent Liabilities and Contingent Assets

There has been no significant change to contingent liabilities and contingent assets since the last annual reporting date.

CSL LIMITED AND ITS CONTROLLED ENTITIES
ABN 99 051 588 348
Directors' Declaration

The directors declare that:

(a) the financial statements and associated notes comply with the accounting standards and Urgent Issues Group Consensus Views;

(b) the financial statements and notes give a true and fair view of the financial position as at 31 December 2001 and performance of the consolidated entity for the half year then ended;

(c) in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and that the company and parent entity, will together be able to meet any obligations or liabilities to which they are, or may become subject by virtue of the deed of cross guarantee dated 20 June 1995.

Made in accordance with a resolution of directors.

P. H. Wade

Peter H Wade
Chairman

Brian A McNamee
Managing Director

Melbourne

19 February 2002

ANDERSEN

To the Members of CSL Limited:

Scope

We have reviewed the financial report of CSL Limited for the half-year ended 31 December 2001 as set out on pages 1 to 8. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 "Interim Financial Reporting", other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of CSL Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date;

  (ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

Arthur Andersen

Chartered Accountants

Partner

Melbourne

19 February 2002

CSL LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Board of Directors of CSL Limited has pleasure in submitting the condensed statement of financial position of the consolidated entity at 31 December, 2001, and the related condensed statement of financial performance and condensed statement of cash flows for the half year then ended and report as follows:

1. Directors

The names and details of the Directors in office at the date of this report are:

Names	Qualifications and Experience
Peter H Wade, FCPA, FAICD, Chairman	Experienced in finance, commercial and corporate governance, Mr Wade is a past Deputy Chairman of CSL, having previously served from 1985 until 1993. Mr Wade was appointed Chairman in 1999 and re-elected at the 2000 Annual General Meeting. Resident in Melbourne.
Brian A McNamee, MB, BS, FAICD Managing Director	Experienced in international pharmaceutical industry and medicine, Dr McNamee became the Chief Executive and Managing Director of CSL in 1990. Resident in Los Angeles.
Elizabeth A Alexander, AM, BCom, FCPA, FCA, FAICD	Miss Alexander is an accountant, and was appointed to the CSL Board in 1991. She was re-elected at the 2001 Annual General Meeting. Miss Alexander is a Partner of PricewaterhouseCoopers. She is Chairman of the Audit and Risk Management Committee. Resident in Melbourne.
A M (Tony) Cipa, *B.Bus(Acc), Grad.Dip(Acc), ACIS*	Mr Cipa was appointed to the CSL Board as Finance Director in August 2000 and elected at the 2000 Annual General Meeting. Mr Cipa commenced his employment at CSL in 1990 as Finance Manager and was appointed Chief Financial Officer in 1994. Resident in Melbourne.
C I R (Ian) McDonald, *BSc (Hons)*	Mr McDonald has had a career in the international pharmaceutical industry and was appointed a Director of CSL in 1992, and re-elected at the 2001 Annual General Meeting. Mr McDonald is a member of the Audit and Risk Management Committee. Resident in Sydney.
Ian A Renard, *BA, LLM, FAICD*	Mr Renard was appointed to the CSL Board in August 1998 and re-elected at the 2000 Annual General Meeting. Mr Renard is a Consultant to Allens Arthur Robinson, a commercial law firm. Mr Renard is a member of the Audit and Risk Management Committee. Resident in Melbourne.

Kenneth J Roberts, *AM, BEc, FCPA, FAICD, FRACP(Hon)*	Mr Roberts was appointed to the Board in February 1996, and re-elected at the 2000 Annual General Meeting. His career has been in the international pharmaceutical industry. Mr Roberts is Chairman of the Remuneration and Human Resources Committee. Resident in Sydney.
Arthur C Webster, *BVSc, DipBact (Lond)*	Dr Webster was appointed to the CSL Board in March 1998 and re-elected at the 2001 Annual General Meeting. Dr Webster's career has been in the animal health industry both domestically and internationally. Dr Webster is a member of the Remuneration and Human Resources Committee. Resident in Sydney.

2. Activities

The principal activities of the consolidated entity during the half year under review were the research, development, manufacture, marketing and distribution of pharmaceutical and allied products and no significant change in the nature of those activities has taken place during the period.

3. Operating Results

The consolidated profit of the consolidated entity for the half year under review after providing for income tax was $57.5 million, an increase of 111.1% on the corresponding period last year.

4. Significant Changes in the State of Affairs

In September 2001, the Company acquired 47 US collection centres and testing laboratory from Nabi for US$156 million. Other than this, there were no significant changes in the state of affairs of the economic entity that occurred during the financial period not otherwise disclosed in this report or the financial statements.

5. Review of Operations

Group sales totalled $590 million, an increase of 76% over the corresponding period last year, primarily as a result of the significant benefit of the US trading operations of ZLB Bioplasma Inc which was not operational in the same period last year.

Integration of the Nabi plasma collection business acquired in September last year had progressed well and as a consequence of the Company becoming a fully integrated plasma business, inventory levels had inevitably increased.

6. Dividends

A final dividend of 17 cents per ordinary share, fully franked, was paid out of profits for the year ended 30 June, 2001, on 11 October, 2001.

The Directors have declared an interim dividend of 12 cents per ordinary share (compared to 9 cents per ordinary share last year), fully franked at 30% to be paid on 23 April, 2002.

7. Rounding of Amounts

The chief entity is a company entitled to relief under Australian Securities & Investments Commission Class Order 98/100. In accordance with that Class Order, amounts in the consolidated financial statements and the Directors' Report have been rounded to the nearest $1,000, unless specifically stated to be otherwise.

This report has been made in accordance with a resolution of Directors.

Peter H Wade
CHAIRMAN

Brian A McNamee
MANAGING DIRECTOR

Dated: 19-02-2002

MEDIA RELEASE
19 February 2002

CSL ANNOUNCES STRONG PROFIT GROWTH

CSL Limited today announced an operating profit after tax (before amortisation of goodwill) of $77.5m for the six months ended 31 December, 2001, an increase of 107% on the previous corresponding half year's result. Group sales totalled $590m, an increase of 76% over the corresponding period last year, primarily as a result of the significant benefit of the US trading operations of ZLB Bioplasma Inc which was not operational in the same period last year and ZLB Plasma Services which was not part of the Group at that time. International sales now account for 69% of Group sales.

Due to the Taxation Relief Agreement with the City and Canton of Bern, Switzerland, and the reduction of the corporate tax rate in Australia, the Company's anticipated corporate tax rate has been reduced from 28.5% to 21.6% with the result that the Company now intends to further invest in its plasma business in Switzerland.

Earnings per share (diluted) before amortisation also increased to 48.4c, an increase over the corresponding period last year of 97%.

Dr McNamee, CSL's Managing Director, said that he continued to be pleased with the performance of CSL's operations, especially in the Company's strategic areas of interest and remained positive about the growth prospects for the Company. In anticipation of no significant change in trading conditions, it is expected that net profit from ordinary activities would increase approximately in the range of 55% to 60% for the full year.

Dr McNamee was also delighted with the pre-Christmas announcement by Merck & Co, CSL's partner in the development of a human papillomavirus (HPV) vaccine, that as a result of clear evidence of efficacy in Merck's Phase II studies, Merck had now commenced a worldwide Phase III clinical program. He added that Merck had estimated that in the US alone there were 50,000,000 adolescent and adult females at risk of HPV infection.

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Phone: +61 3 9389 1911 CSL Limited (A.C.N. 051 588 348) Fax: +61 3 9387 8454
45 Poplar Road Parkville Victoria 3052 Australia

Dr McNamee indicated that the integration of the plasma collection business acquired in September last year had progressed well. He noted that a consequence of the Company having become a fully integrated plasma business was that inventory levels inevitably increased. He added that this build in inventory puts the Company into a good position to meet expected demand for product given the supply constraints inherent in the industry.

The Directors declared an interim dividend of 12c per share fully franked to be paid to shareholders on 23 April, 2002. This compares with an interim dividend of 9c per share for the same period last year.

For further information contact:

Dr Brian McNamee
Managing Director
Ph: +61 3 9389 1601

or

Mr Tony Cipa
Finance Director
Ph: +61 3 9389 1601

Group Results

Half year ending December	2001 $m	2000 $m
Sales	589.8	335.4
Other Revenue	5.8	8.1
Total Revenue	**595.6**	**343.5**
Depreciation/Amortisation	55.1	35.1
Net Interest Expense	15.2	6.0
Tax Expense	15.9	10.8
Profit after tax before Goodwill Amortisation	**77.5**	**37.3**
Amortisation of Goodwill after tax	20.0	10.0
Net Profit from Ordinary Activities	**57.5**	**27.3**
Interim Dividend (cents)	12.0	9.0
EPS (cents)	36.4	18.3
EPS (diluted) after tax before Goodwill amort (cents)	48.4	24.5